

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 20, 2015

Via E-mail
Anthony A. Ramos
Vice President Finance
Vical Incorporated
10390 Pacific Center Court
San Diego, California 92121-4340

> **Re: Vical Incorporated**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 000-21088**

Dear Mr. Ramos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 26, 2015

Collaboration and Licensing Agreements
Out-licensing, page 11

1. Please revise your disclosure for your amended licensing agreements with Astellas to describe the escalating tiered double-digit royalties within a ten percent range (i.e., teens, twenties, thirties, etc…), the duration of the agreements and royalty payments, and the termination provisions.

2. Please revise your disclosure for your amended supply and services agreement with Astellas to describe the duration of the agreement and the termination provisions.

Intellectual Property, page 14

3. We note your disclosure in the first bullet point of this section which states that you have supplemented your core DNA patents which have expired with patent covering specific product applications. Please expand your disclosure to describe the products and technologies to which such patents relate, whether the patents are owned or licensed from third parties, and if licensed, from whom, the type of patent protection such as composition of matter, use or process, patent expiration dates and the jurisdictions where the patents are issued.

4. Please revise the patent information in the second bullet point of this section to identify who assigned you the U.S. patents covering the cationic lipid compounds. In addition, please disclose when your foreign patents for your key lipids expire.

5. Please revise the patent information in the third bullet point of this section to describe the type of patent protection such as composition of matter, use or process for all of the patents and patent application described and the expected expiration date if your Canadian patent application is granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862, Bryan Pitko, Special Counsel, at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey Riedler
Assistant Director
Office of Healthcare and Insurance